24 December 2008

CADBURY ANNOUNCES SALE OF ITS AUSTRALIAN BEVERAGES BUSINESS FOR £550m

Cadbury plc (“Cadbury”) today announces that it has entered into a conditional agreement with Asahi Breweries, Ltd (“Asahi”) for the sale of the Schweppes Beverages business in Australia (“Schweppes Australia”) for a total consideration in cash of approximately GBP550m* (AUD1,185m). The decision to sell the business was announced in the trading update on 16 December 2008 and follows the completion of a strategic review announced in July 2008.

The agreement with Asahi is subject to normal regulatory and other closing conditions, including Foreign Investment Review Board approval. There is no financing condition. In addition, the agreement is subject to a right of negotiation granted to The Coca-Cola Company (“TCCC”) in 1999. Under this provision, TCCC has the right until March 2009 to negotiate with Cadbury regarding a potential acquisition of the Schweppes Australia business. If TCCC makes an offer during this period, Cadbury will carefully consider such offer, including the price and likelihood of receiving necessary regulatory and other consents.

If Cadbury and TCCC do not enter into an agreement with respect to Schweppes Australia, then Cadbury will enter into a binding sale and purchase agreement with Asahi. Cadbury expects that all other pre-conditions to closing will have been completed by 30 April 2009.

Todd Stitzer, CEO of Cadbury, said: “The successful sale of Schweppes Australia will complete Cadbury’s divestment of its beverage operations. As a result, Cadbury will focus solely on growing its Chocolate, Gum and Candy portfolio in line with the Vision Into Action strategy, announced in June 2007.”

The net cash proceeds of the disposal after tax and other costs associated with the separation of the business will be earmarked towards repaying the Euro600m bond that matures in June 2009. The Group has no other substantial bond maturities until 2013.

Schweppes Australia is the second largest non-alcoholic ready to drink beverages business in Australia and its portfolio consists of both owned and franchised brands, including Schweppes and Pepsi. It has around 1,500 employees. In the year ended 31 December 2007 and after adjusting for terminated contracts, Schweppes Australia generated revenues of GBP313m** (AUD749m), earnings before interest, taxation, depreciation and amortisation of GBP33m** (AUD 78m) and had gross assets of GBP279m** (AUD 636m).

As a result of this agreement, Schweppes Australia will be treated as a discontinued business in the presentation of results for 2008. The disposal is not expected to have a material impact on the earnings per share of Cadbury.

UBS acted as sole financial advisor to Cadbury in relation to this transaction.

Terminated contracts include the termination of the Red Bull distribution contract with effect from 31 December 2008. In 2007, including terminated contracts, the revenues were GBP394m** (AUD941m), earnings before interest, taxation, depreciation and amortisation were GBP40m** (AUD 96m) and gross assets were GBP293m** (AUD 667m)

*	As per the prevailing current rate: 1 GBP/AUD 2.16

**	As per 2007 average exchange rate: 1 GBP/AUD 2.39 for revenues and EBITDA and year end exchange rate: 1 GBP/AUD 2.28 for gross assets

— ENDS—

For Further Information

Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries
John Dawson	+44 7976 926 486
Media Enquiries — UK and International
Cadbury	+44 7966 910 329
Katie Bell
Finsbury	+44 20 7251 3801
Rollo Head
Media Enquiries — ANZ
Nightingale Communications
Kate Inverarity	+ 61 413 163 020
Lisa Keenan	+ 61 409 150 771

Notes

About Cadbury plc
Cadbury plc is a leading global confectionery company with an outstanding portfolio of chocolate, gum and candy brands. It has number one or number two positions in over 20 of the world’s 50 largest confectionery markets. Cadbury also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg, Flake and Green & Black’s in chocolate; Trident, Clorets, Dentyne, Hollywood, Bubbaloo and Stimorol in gum; and Halls, Cadbury Eclairs and The Natural Confectionery Company in candy.

UBS acted exclusively as financial adviser to Cadbury plc and no one-else in connection with the transaction, and will not be responsible to any other person other than Cadbury plc for providing the protections afforded to clients of UBS.